Our File Number: 41163.00001
Writer’s Direct Dial Number: (954) 713-6433
Writer’s Direct Fax Number: (954) 888-2033
Writer’s E-Mail Address: dscileppi@gunster.com

June 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Michael Clampitt, Attorney-Advisor

Re:	HCBF Holding Company, Inc.

Registration Statement on Form S-4

Filed April 20, 2017

File No. 333-217395

Dear Mr. Clampitt:

On behalf of HCBF Holding Company, Inc. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated May 15, 2017 (the “Comment Letter”) to the Company, we are submitting the following information.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

Prospectus Cover Page

1.	Please expand to disclose the total merger consideration to be paid in the transaction.

RESPONSE: The Company has revised the proxy statement/prospectus cover page to address the Staff’s comment.

The Merger

Background of the Merger, page 33

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

June 6, 2017

2.	Please disclose how the exchange ratio and total merger consideration were determined and how they evolved during the merger negotiations.

RESPONSE: The Company has revised the “Background of the Merger” section of the prospectus to address the Staff’s comment.

Opinion of Hovde Group, LLC page 39

3.	Please revise the fifth full paragraph on page 40 to quantify the portion of the fee that is contingent upon consummation of the merger. Also disclose all compensation received in the past two years. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

RESPONSE: The Company had revised page 43 of the proxy statement/prospectus to address the Staff’s comment.

Interests of Jefferson’s Directors and Executive Officers …, page 47

4.	Please quantify the value of all merger related compensation to Jefferson officers and directors that differs from the interests of other Jefferson shareholders and provide quantified disclosure on an individual basis. For example, and as applicable, please individually quantify the value of option payouts and any possible payouts under the “payment to stay bonus” referred to on page 7.

RESPONSE: The Company has revised the “Interests of Jefferson’s Directors and Officers and Jefferson’s Affiliates in the Merger” section of the prospectus to individually quantify the value of all merger-related compensation to Jefferson officers and directors that differs from the interests of other Jefferson shareholders.

5.	Please file the executive employment agreements with Messrs. McGivney and Nelson as exhibits to the Registration Statement.

RESPONSE: The Company acknowledges the Staff’s comment but notes that neither Mr. McGivney nor Mr. Nelson will be an executive officer of the Company following the merger and, therefore, these agreements would not be required to be filed as exhibits. The Company has revised the disclosure in the proxy statement/prospectus to refer to the agreements entered into with Messrs. McGivney and Nelson as “employment agreements” as opposed to “executive employment agreements.” The Company also notes that the form of employment agreement for each of Mr. McGivney and Mr. Nelson is attached as Exhibit 2 to the Agreement and Plan of Merger, which is attached as Annex A to the proxy statement/prospectus.

Part II. Exhibits

Exhibit 5.1

U.S. Securities and Exchange Commission

June 6, 2017

6.	Please have counsel revise the fourth paragraph to eliminate the broad assumption of material facts underlying the opinion (“an appropriate Prospectus…has been prepared, delivered and filed in compliance with the Securities Act and the applicable rules and regulations promulgated thereunder; and (iii) the applicable Shares have been issued, delivered and paid for”) or explain and support supplementally these assumptions. Refer to SLB 19 Section II.B.3.a. which indicates that counsel should not include overly broad assumptions that “assume any of the material facts underlying the opinion or any readily ascertainable facts.”

RESPONSE: The Company’s counsel has revised Exhibit 5.1 to address the Staff’s comment.

Exhibit 99.1

7.	Please revise to indicate the proxy is a “form of” and not an actual proxy card.

RESPONSE: The Company has revised Exhibit 99.1 to address the Staff’s comment.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 713-6433.

Very truly yours,

/s/ David C. Scileppi
David C. Scileppi

cc:	Jessica Livingston, U.S. Securities and Exchange Commission

John Spitz, U.S. Securities and Exchange Commission

Amit Pande, U.S. Securities and Exchange Commission

Randall A. Ezell, Chief Financial Officer, HCBF Holding Company, Inc., Inc.

Richard Pearlman, Igler & Pearlman, P.A.

Gustav L. Schmidt, Gunster, Yoakley & Stewart, P.A.

WPB_ACTIVE 7759842.2